Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-172554 and 333-172554-01
PRICING SUPPLEMENT NO. 2012—MTNDG0277 DATED AUGUST 27, 2012
(TO PROSPECTUS SUPPLEMENT DATED MAY 12, 2011 AND PROSPECTUS DATED MAY 12, 2011)
MEDIUM-TERM NOTES, SERIES D
CITIGROUP FUNDING INC.
Buffered Range Accrual Notes Linked to the S&P 500® Index due August 31, 2017
$1,000 per Note
Any Payments Due from Citigroup Funding Inc. Are Fully and Unconditionally Guaranteed by Citigroup Inc.

Unlike ordinary debt securities, the Buffered Range Accrual Notes Linked to the S&P 500® Index due August 31, 2017 (the “notes”) do not provide for regular fixed payments of interest or for repayment of the stated principal amount at maturity in all circumstances.  Instead, your interest payments will vary depending on the performance of the S&P 500® Index (the “underlying index”) during the term of the notes, and your payment at maturity will be less than or equal to the stated principal amount of the notes depending on the closing level of the underlying index on the final valuation date.  At maturity, you may receive significantly less than the stated principal amount of the notes, but in no circumstance will you receive more than the stated principal amount of the notes (excluding the final interest payment, if any).  The notes are senior unsecured debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company. All payments on the notes are subject to the credit risk of Citigroup Inc.

•	The notes will be issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof.
•	The stated principal amount and issue price of each note is $1,000.
•	The notes will mature on August 31, 2017.
•	At maturity you will receive for each note you hold (in addition to the final interest payment, if any) an amount in cash equal to:
•	If the final index level is greater than or equal to the downside reference level:
$1,000
•	If the final index level is less than the downside reference level:
($1,000 ×  the index performance factor) + $200.  This amount will be less than $1,000 per note and may be as little as $200 per note.
•	The notes will pay a contingent monthly coupon for each accrual period of:
6.50% per annum × (the number of accrual days / the number of elapsed days during that accrual period)
If on each index business day during an entire accrual period the closing level of the underlying index is less than or equal to the downside reference level, then the contingent monthly coupon will be zero, and you will not receive any interest payment on the related interest payment date. If on any index business day during a particular accrual period the closing level of the underlying index is less than or equal to the downside reference level, the contingent monthly coupon for that accrual period, if any, will be less, and possibly significantly less, than 6.50% per annum.
•	The “final index level” will equal the closing level of the underlying index on the final valuation date.
•	The “initial index level” equals 1,410.44, the closing level of the underlying index on the pricing date.
•	The “pricing date” means August 27, 2012, the date we priced the notes for initial sale to the public.
•	The “downside reference level” equals 1,128.352, 80% of the initial index level.
•
The “index performance factor” will be a fraction equal to the final index level divided by the initial index level.  Because the index performance factor will only be calculated if the final index level is less than the downside reference level, the index performance factor will be less than 80%.

•	The “interest payment dates” will be the third business day following each valuation date, except that the final interest payment date will be the maturity date.
•
The “valuation dates” will be the 27th of each month, beginning September 27, 2012, subject to postponement for non-index business days.  We refer to the last valuation date as the “final valuation date,” which is subject to postponement for non-index business days and certain market disruption events.

•	An “accrual day” means an elapsed day on which the closing level of the underlying index is greater than the downside reference level.
•	An “elapsed day” means each index business day during the relevant accrual period.
•
An “accrual period” means the one month period from but excluding the pricing date to and including the first valuation date, and each successive one month period from but excluding a valuation date to and including the next valuation date.

•	The notes will not be listed on any securities exchange. You should not invest in the notes unless you are willing to hold them to maturity.
•	The CUSIP for the notes is 1730T0YJ2. The ISIN for the notes is US1730T0YJ23.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors Relating to the Notes” beginning on page PS-8.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.
	Per Note		Total
Public Offering Price	$1,000.00		$3,500,000
Underwriting Fee	$30.00	(1)	$105,000
Proceeds to Citigroup Funding Inc.	$970.00		$3,395,000
(1) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $30.00 for each $1,000 note sold in this offering.  Citigroup Global Markets Inc. will pay selected dealers a selling concession of $30.00 for each note they sell. Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about August 30, 2012.
Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION—Q&A

What Are the Notes?

The Buffered Range Accrual Notes Linked to the S&P 500® Index due August 31, 2017 (the “notes”) are senior unsecured debt securities of Citigroup Funding Inc. (“Citigroup Funding”), fully and unconditionally guaranteed by Citigroup Inc., and have a maturity of approximately five years.  All payments on the notes are subject to the credit risk of Citigroup Inc.

Unlike ordinary debt securities, the notes do not provide for regular fixed payments of interest or for repayment of the stated principal amount at maturity in all circumstances.  Instead, your interest payments will vary depending on the performance of the S&P 500® Index (the “underlying index”) during the term of the notes, and your payment at maturity will be less than or equal to the stated principal amount of the notes depending on the closing level of the underlying index on the final valuation date.  If the final index level (as defined below) is greater than or equal to the downside reference level (as defined below), you will be repaid the stated principal amount of the notes at maturity.  However, if the final index level is less than the downside reference level, you will lose 1% of the stated principal amount for every 1% decline in the closing level of the underlying index in excess of 20%.  In this case, at maturity, you will receive less than the full stated principal amount per note and may receive as little as $200 of the stated principal amount per note. In no circumstance will you receive more than the stated principal amount of the notes at maturity (excluding the final interest payment, if any).

The notes will pay a contingent monthly coupon for each accrual period (as defined below) of (i) 6.50% per annum multiplied by (ii) the number of accrual days (as defined below) divided by the number of elapsed days (as defined below) during that accrual period.  If on each index business day during an entire accrual period the closing level of the underlying index is less than or equal to the downside reference level, then the contingent monthly coupon will be zero, and you will not receive any interest payment on the related interest payment date. If on any index business day during a particular accrual period the closing level of the underlying index is less than or equal to the downside reference level, the contingent monthly coupon for that accrual period, if any, will be less, and possibly significantly less, than 6.50% per annum. We refer to the coupon on the notes as contingent because there can be no assurance that you will receive an interest payment on any interest payment date, or, if you do receive an interest payment, that it will be calculated at 6.50% per annum.

The return on the notes will be limited to the sum of your interest payments, even if the final index level greatly exceeds the initial index level.  Although you will bear the downside risk relating to the underlying index (subject to a 20% buffer), you will not receive the dividend yield on, or share in any appreciation of, the underlying index over the term of the notes.

The notes mature on August 31, 2017 (the “maturity date”).  If the maturity date is not a business day, then the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the maturity date. No additional interest will accrue as a result of delayed payment.

The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Each note represents a stated principal amount of $1,000.  You may transfer the notes only in units of $1,000 and integral multiples of $1,000.  You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee.  Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors.  Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC.  You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

What Will I Receive at Maturity of the Notes?

At maturity you will receive for each note you hold (in addition to the final interest payment, if any) an amount in cash equal to:

▪  If the final index level is greater than or equal to the downside reference level:

$1,000

▪  If the final index level is less than the downside reference level:

($1,000 ×  the index performance factor) + $200.  This amount will be less than $1,000 per note and may be as little as $200 per note.

The “final index level” will equal the closing level of the underlying index on the final valuation date.  The “initial index level” equals 1,410.44, the closing level of the underlying index on the pricing date.  The “pricing date” means August 27, 2012, the date we priced the notes for initial sale to the public.  The “final valuation date” means the last valuation date (as defined below), subject to postponement for non-index business days and certain market disruption events.  The “downside reference level” equals 1,128.352, 80% of the initial index level.  The “index performance factor” will be a fraction equal to the final index level divided by the initial index level.  Because the index performance factor will only be calculated if the final index level is less than the downside reference level, the index performance factor will be less than 80%.

Is There a Possibility of Loss of Principal?

Yes. If the final index level is less than the downside reference level (which is 80% of the initial index level), you will lose 1% of the stated principal amount for every 1% decline in the closing level of the underlying index in excess of 20%.  In this case, at maturity, you will receive less than the full stated principal amount per note and may receive as little as $200 of the stated principal amount per note.  This will be true even if the closing level of the underlying index exceeds the downside reference level or the initial index level at one or more times during the term of the notes (other than the final valuation date).  Although you will bear the downside risk relating to the underlying index (subject to a 20% buffer), you will not receive the dividend yield on, or share in any appreciation of, the underlying index over the term of the notes.

Will I Receive Interest on the Notes?

The notes will pay a contingent monthly coupon for each accrual period of (i) 6.50% per annum multiplied by (ii) the number of accrual days divided by the number of elapsed days during that accrual period.  If on each index business day during an entire accrual period the closing level of the underlying index is less than or equal to the downside reference level, then the contingent monthly coupon will be zero, and you will not receive any interest payment on the related interest payment date. If on any index business day during a particular accrual period the closing level of the underlying index is less than or equal to the downside reference level, the contingent monthly coupon for that accrual period, if any, will be less, and possibly significantly less, than 6.50% per annum.

An “accrual period” means the one month period from but excluding the pricing date to and including the first valuation date, and each successive one month period from but excluding a valuation date to and including the next valuation date.  We refer to each index business day during the relevant accrual period as an “elapsed day.” We refer to an elapsed day on which the closing level of the underlying index is greater than the downside reference level as an “accrual day.”

The “valuation dates” will be the 27th of each month, beginning September 27, 2012, subject to postponement for non-index business days.  Interest on the notes will be paid monthly on the third business day following each valuation date, except that the final interest payment will be paid on the maturity date.  We refer to each such date as an “interest payment date.”

The interest payment amount per note for any monthly accrual period will equal the product of $1,000 and the per annum contingent monthly coupon applicable to that monthly accrual period divided by 12.  The per annum contingent monthly coupon calculated for any monthly accrual period is applicable only to that monthly accrual period; interest payments for any other monthly accrual period will vary and may be zero.

The structure of the interest payments on the notes differs from notes that bear interest at a fixed rate.  You should understand how the contingent monthly coupon calculations work in connection with your investment in the notes.  Please refer to the section “Description of the Notes—Interest” in this pricing supplement for additional information.

Where Can I Find Examples of Hypothetical Payments on the Notes?

For examples of hypothetical amounts you could receive on each monthly interest payment date and at maturity of the notes, see “Description of the Notes—Hypothetical Amounts Payable” below.

Who Publishes the Underlying Index and What Does It Measure?

Unless otherwise stated, all information on the underlying index provided in this pricing supplement is derived from publicly available sources. The underlying index is published by Standard & Poor’s Financial Services LLC (“S&P”) and is intended to provide an indication of the pattern of common stock price movements in the large capitalization segment of the U.S. equity market. The calculation of the level of the underlying index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of August 27, 2012, the aggregate market value of the 500 companies included in the underlying index represented approximately 75% of the U.S. equities market. For further information on the underlying index, including its makeup, method of calculation and changes in its components, see “Description of the S&P 500® Index” in this pricing supplement.

An investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the underlying index.

How Has the Underlying Index Performed Historically?

We have provided a table showing the high, low and end-of-quarter closing levels of the underlying index for each quarter in the period from January 3, 2007 to August 27, 2012, as well as a graph showing the closing levels of the underlying index on each day such closing levels were available from January 3, 2007 to August 27, 2012. You can find the table and the graph in the section “Description of the S&P 500® Index—Historical Data on the S&P 500® Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the underlying index in recent years. However, past performance is not indicative of how the underlying index will perform in the future.

What Are the U.S. Federal Tax Consequences of Investing in the Notes?

See “United States Federal Tax Considerations” below for a description of the U.S. federal tax consequences of investing in the notes.

Will the Notes Be Listed on a Securities Exchange?

The notes will not be listed on any securities exchange.  You should not invest in the notes unless you are willing to hold them to maturity.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers.  Citigroup Funding is a wholly owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets Inc. (“Citigroup Global Markets”), is the underwriter for the offering and sale of the notes.  After the initial offering, Citigroup Global Markets intends to make a secondary market in relation to the notes and to provide an indicative bid price on a daily basis. Any indicative bid prices provided by Citigroup Global Markets shall be determined in Citigroup Global Markets’ sole discretion, taking into account prevailing market conditions, and shall not be a representation by Citigroup Global Markets that any instrument can be purchased or sold at such prices (or at all).

Notwithstanding the above, Citigroup Global Markets may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. Consequently, there may be no market for the notes and investors should not assume that such a market will exist. Accordingly, an investor must be prepared to hold the notes until the maturity date. Where a market does exist, to the extent that an investor wants to sell the notes, the price may, or may not, be at a discount from the stated principal amount.  You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets will also act as calculation agent for the notes.  As calculation agent, Citigroup Global Markets will make determinations with respect to the notes.  You should refer to “Risk Factors Relating to the Notes—The Calculation Agent, Which Is an Affiliate of Ours, Will Make Determinations With Respect to the Notes” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We have hedged our obligations under the notes through one or more of our affiliates. This hedging activity may involve trading in stocks included in the underlying index and/or in instruments, such as options, swaps or futures, related to the underlying index and/or stocks included in the underlying index. The costs of maintaining or adjusting this hedging activity could affect the price, if any, at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in our or our affiliates’ receipt of a profit, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes—The Inclusion of Underwriting Fees and Projected Profit From Hedging in the Issue Price Is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

See “ERISA Matters” below for a description of any limitations on purchases of the notes.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

FINAL TERMS

Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company; however, because the notes are not principal protected, you may lose up to 80% of the stated principal amount of the notes.

Notes:	Buffered Range Accrual Notes Linked to the S&P 500® Index due August 31, 2017
Underlying index:	S&P 500® Index
Pricing date:	August 27, 2012, the date we priced the notes for initial sale to the public
Issue date:	August 30, 2012
Maturity date:
August 31, 2017. If the maturity date is not a business day, then the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the maturity date. No additional interest will accrue as a result of delayed payment.

Issue price:	$1,000 per note
Principal amount:	$1,000 per note
Aggregate principal amount:	$3,500,000
Payment at maturity per note:
In addition to the final interest payment, if any:

▪  If the final index level is greater than or equal to the downside reference level:

$1,000

▪  If the final index level is less than the downside reference level:

($1,000 × the index performance factor) + $200. This amount will be less than or equal to $1,000 per note and may be as little as $200 per note.

Final index level:	The closing level of the underlying index on the final valuation date
Initial index level:	1,410.44, the closing level of the underlying index on the pricing date
Downside reference level:	1,128.352, 80% of the initial index level
Index performance factor:
A fraction equal to the final index level divided by the initial index level.  Because the index performance factor will only be calculated if the final index level is less than the downside reference level, the index performance factor will be less than 80%.

Contingent monthly coupon:
For each accrual period, 6.50% per annum × (the number of accrual days / the number of elapsed days during that accrual period)

If on each index business day during an entire accrual period the closing level of the underlying index is less than or equal to the downside reference level, then the contingent monthly coupon will be zero, and you will not receive any interest payment on the related interest payment date. If on any index business day during a particular accrual period the closing level of the underlying index is less than or equal to the downside reference level, the contingent monthly coupon for that accrual period, if any, will be less, and possibly significantly less, than 6.50% per annum.

It is possible that the closing level of the underlying index could remain at or below the downside reference level for extended periods of time or even throughout the term of the notes so that you will not receive any interest during the term of the notes. The contingent monthly coupon is variable and may be as low as 0.00% or as high as 6.50% per annum for any particular accrual period.
Interest payment amounts:
The interest payment amount per note for any monthly accrual period will equal the product of $1,000 and the per annum contingent monthly coupon applicable to that monthly accrual period divided by 12.

Interest payment dates:	The third business day following each valuation date, except that the final interest payment date will be the maturity date.
Valuation dates:
The 27th of each month, beginning September 27, 2012, subject to postponement for non-index business days.  We refer to the last valuation date as the “final valuation date,” which is subject to postponement for non-index business days and certain market disruption events.

Accrual period:
The one month period from but excluding the pricing date to and including the first valuation date, and each successive one month period from but excluding a valuation date to and including the next valuation date

Accrual day:	An elapsed day on which the closing level of the underlying index is greater than the downside reference level.
Elapsed day:	Each index business day during the relevant accrual period
Risk factors:	Please see “Risk Factors Relating to the Notes” beginning on page PS-8.
Underlying index publisher:	Standard & Poor’s Financial Services LLC
Clearing and settlement:	DTC
Listing:	The notes will not be listed on any securities exchange. You should not invest in the notes unless you are willing to hold them to maturity.
Calculation agent:	Citigroup Global Markets Inc.
Trustee:	The Bank of New York Mellon (as successor trustee under an indenture dated June 1, 2005)
CUSIP:	1730T0YJ2
ISIN:	US1730T0YJ23

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the level of the S&P 500® Index and other events that are difficult to predict and beyond our control.

You May Lose up to 80% of the Stated Principal Amount of the Notes

Unlike conventional debt securities, the notes do not provide for repayment of the stated principal amount at maturity in all circumstances.  The portion of the stated principal amount repaid to you at maturity will depend on the closing level of the underlying index on the final valuation date.  At maturity, you may receive significantly less than the stated principal amount of the notes, but in no circumstance will you receive more than the stated principal amount of the notes (excluding the final interest payment, if any).  If the final index level is less than the downside reference level, at maturity you will receive for each note you hold (in addition to the final interest payment, if any) an amount in cash equal to (i) $1,000 times the index performance factor, plus (ii) $200.  This amount will be less than $1,000 per note and may be as little as $200 per note.  In this case, you will lose 1% of the stated principal amount for every 1% decline in the closing level of the underlying index in excess of 20%.  See “Hypothetical Amounts Payable on the Notes” below.

The Notes Do Not Provide for Regular Fixed Interest Payments

Unlike conventional debt securities, the notes do not provide for regular fixed interest payments.  The amount of interest you receive over the term of the notes, if any, will depend on the performance of the underlying index during the term of the notes.  There can be no assurance that you will receive an interest payment on any interest payment date, or, if you do receive an interest payment, that it will be calculated at 6.50% per annum.  The notes are not a suitable investment for investors who require regular fixed income payments, since the interest payments are variable and may be zero. See “Hypothetical Amounts Payable on the Notes” below.

The Return on the Notes Will Be Limited

The return on the notes will be limited to the sum of your interest payments, even if the final index level greatly exceeds the initial index level at one or more times during the term of the notes.  The maximum possible return on the notes is 6.50% per annum, which would be achieved only if (i) the closing level of the underlying index is greater than the downside reference level on each index business day during the term of the notes and (ii) the final index level is greater than or equal to the downside reference level.  Although you will bear the downside risk relating to the underlying index (subject to a 20% buffer), you will not receive the dividend yield on, or share in any appreciation of, the underlying index over the term of the notes.

The Notes Are Subject to the Credit Risk of Citigroup Inc., and Any Actual or Anticipated Changes to Its Credit Ratings and Credit Spreads May Adversely Affect the Value of the Notes

Investors are dependent on the ability of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the notes, to pay all amounts due on the notes.  Therefore, investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness. The notes are not guaranteed by any other entity. If we default on our obligations and Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc.’s credit risk is likely to adversely affect the value of the notes.

The Notes Will Not Be Listed on Any Securities Exchange, and Secondary Trading May Be Limited

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes.

Citigroup Global Markets intends to make a secondary market in relation to the notes and to provide an indicative bid price on a daily basis. Any indicative bid prices provided by Citigroup Global Markets shall be determined in Citigroup Global Markets’ sole discretion, taking into account prevailing market conditions, and shall not be a representation by Citigroup Global Markets that any instrument can be purchased or sold at such prices (or at all).

Notwithstanding the above, Citigroup Global Markets may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. Consequently, there may be no market for the notes and investors should not assume that such a market will exist. Accordingly, an investor must be prepared to hold the notes until the maturity date. Where a market does exist, to the extent that an investor wants to sell the notes, the price may, or may not, be at a discount from the stated principal amount.

The Inclusion of Underwriting Fees and Projected Profit From Hedging in the Issue Price Is Likely to Adversely Affect Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets may be willing to purchase the notes in secondary market transactions will likely be lower than the issue price, since the issue price includes, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions.  Any secondary market price for the notes is also likely to be reduced by the costs of unwinding the related hedging transactions.  Our affiliates may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.  In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

The Value of the Notes Will Be Influenced by Many Unpredictable Factors

Several factors will influence the value of the notes and the price, if any, at which Citigroup Global Markets may be willing to purchase the notes in any secondary market that may develop, including: the level and volatility of the underlying index, the dividend yields on the stocks included in the underlying index, U.S. interest and yield rates generally, time remaining to maturity of the notes, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in the credit ratings or credit spreads of Citigroup Inc. You may receive less, and possibly significantly less, than the stated principal amount of the notes if you try to sell your notes prior to maturity.

You cannot predict the future performance of the underlying index based on its historical performance.  There can be no assurance that (i) the closing level of the underlying index will greater than the downside reference level on any elapsed day so that you will receive a coupon payment on the notes for the related accrual period or (ii) the final index level will be greater than or equal to the downside reference level so that you will be repaid the stated principal amount of the notes at maturity.  See “Description of the S&P 500® Index—Historical Data on the S&P 500® Index.”

Volatility of the Underlying Index

Historically, the level of the underlying index has been volatile. From January 3, 2007 to August 27, 2012, the closing level of the underlying index has been as low as 676.53 and as high as 1,565.15. The volatility of the closing level of the underlying index may result in your receiving one or more interest payments calculated at less than 6.50% per annum and possibly zero, or an amount at maturity (in addition to the final interest payment, if any) that is less than the stated principal amount of the notes and possibly as little as $200 per note.

Investing in the Notes Is Not Equivalent to Investing in the Underlying Index

Investing in the notes is not equivalent to investing in the underlying index or its component stocks. Investors in the notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index.   As of August 27, 2012, the stocks included the underlying index average a dividend yield of 2.08% per year, which, if this dividend yield remained constant for the term of the notes, would be equivalent to 10.40% (calculated on a simple interest basis) over the term of the notes.  However, it is impossible to predict whether the dividend yield over the term of the notes will be higher, lower or the same as this dividend yield or the average dividend yield during any other period.  Moreover, because the return on the notes is limited to the sum of your interest payments, even if the final index level greatly exceeds the initial index level, you will not share in any appreciation of the underlying index over the term of the notes.  Accordingly, the notes are not a suitable investment for investors who are looking to receive returns that reflect the performance of the underlying index.

Adjustments to the Underlying Index Could Adversely Affect the Value of the Notes

The underlying index publisher may add, delete or substitute the stocks constituting the underlying index or make other methodological changes that could change the level of the underlying index. The underlying index publisher may also discontinue or suspend calculation or publication of the underlying index at any time. In this circumstance, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

You Will Have No Rights Against the Underlying Index Publisher

You will have no rights against the underlying index publisher, even though the amount you receive on an interest payment date and the amount you receive at maturity will depend on the closing level of the underlying index. The underlying index publisher is not in any way involved in this offering and has no obligations relating to the notes or the holders of the notes.

The Calculation Agent, Which Is an Affiliate of Ours, Will Make Determinations With Respect to the Notes

Citigroup Global Markets, the calculation agent, is an affiliate of ours. As calculation agent, Citigroup Global Markets has determined the initial index level and will determine the final index level, the index performance factor, if applicable, the number of accrual days and the amount of any interest payment to you, as well as the amount payable to you at maturity.  Determinations made by Citigroup Global Markets, in its capacity as calculation agent, including with respect to the selection of a successor index or calculation of the closing level in the event of discontinuance of the underlying index, may adversely affect the payout to you at maturity.

Hedging and Trading Activity by the Calculation Agent and Its Affiliates Could Potentially Affect the Value of the Notes

One or more of our affiliates have hedged our obligations under the notes and will carry out hedging activities related to the notes (and to other instruments linked to the underlying index or its components stocks), including trading in stocks included in the underlying index and/or in instruments, such as options, swaps or futures, related to the underlying index and/or stocks included in the underlying index.  Our affiliates also trade in stocks included in the underlying index and/or in instruments related to the underlying index and/or stocks included in the underlying index on a regular basis as part of their general broker-dealer, proprietary trading and other businesses. Any of these hedging or trading activities during the term of the notes could adversely affect the closing level of the underlying index on any elapsed day or on the final valuation date, which may affect the amount, if any, of the relevant interest payment to you and the amount you receive at maturity, respectively.

The U.S. Federal Tax Consequences of an Investment in the Notes are Unclear.

There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”).  Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes described herein.  If the IRS were successful in asserting an alternative treatment, the tax consequences of ownership and disposition of the notes might be affected materially and adversely.  As described below under “United States Federal Tax Considerations,” in 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, including the character and timing of income or loss and the degree, if any, to which income realized by non-U.S. persons should be subject to withholding tax, possibly with retroactive effect.

As described in this pricing supplement under “United States Federal Tax Considerations,” in connection with any information reporting requirements we may have in respect of the notes under applicable law, we intend (in the absence of an administrative determination or judicial ruling to the contrary) to treat a portion of each coupon payment as attributable to interest and the remainder to option premium.  However, in light of the uncertain treatment of the notes, it is possible that other persons having withholding or information reporting responsibility in respect of the notes may treat a note differently, for instance, by treating the entire coupon payment as ordinary income at the time received or accrued by a holder and/or treating some or all of each coupon payment on a note as subject to withholding tax at a rate of 30%.  If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to any amounts so withheld. Both U.S. and non-U.S. persons considering an investment in the notes should review carefully the section of this pricing supplement entitled “United States Federal Tax Considerations” and consult their tax advisers regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus in connection with your investment in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filing for May 12, 2011 on the SEC Web site):

▪	Prospectus and Prospectus Supplement filed on May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

General

The Buffered Range Accrual Notes Linked to the S&P 500® Index due August 31, 2017 (the “Notes”) are senior unsecured debt securities of Citigroup Funding, fully and unconditionally guaranteed by Citigroup Inc., and have a maturity of approximately five years.  All payments on the notes are subject to the credit risk of Citigroup Inc.

Unlike ordinary debt securities, the Notes do not provide for regular fixed payments of interest or for repayment of the stated principal amount at maturity in all circumstances.  Instead, your interest payments will vary depending on the performance of the S&P 500® Index (the “Underlying Index”) during the term of the notes, and your payment at maturity will be less than or equal to the stated principal amount of the notes depending on the closing level of the underlying index on the final valuation date.  See “—Payment at Maturity” and “—Interest” below.

The return on the Notes will be limited to the sum of your interest payments, even if the Final Index Level greatly exceeds the Initial Index Level.  Although you will bear the downside risk relating to the Underlying Index (subject to a 20% buffer), you will not receive the dividend yield on, or share in any appreciation of, the Underlying Index over the term of the Notes.

The Notes mature on August 31, 2017 (the “Maturity Date”).  If the Maturity Date is not a Business Day, the payment required to be made on the Maturity Date will be made on the next succeeding Business Day with the same force and effect as if it had been made on the Maturity Date.  No additional interest will accrue as a result of delayed payment.

The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the Notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Each Note represents a stated principal amount of $1,000.  You may transfer the Notes only in units of $1,000 and integral multiples of $1,000.  You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee.  Direct and indirect participants in DTC will record beneficial ownership of the Notes by individual investors.  Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Notes through the accounts those systems maintain with DTC.  You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Payment at Maturity

At maturity you will receive for each Note you hold (in addition to the final interest payment, if any) an amount in cash equal to:

▪  If the Final Index Level is greater than or equal to the Downside Reference Level:

$1,000

▪  If the Final Index Level is less than the Downside Reference Level:

($1,000 × the Index Performance Factor) + $200.  This amount will be less than $1,000 per Note and may be as little as $200 per Note.

In no circumstance will you receive more than the stated principal amount of the notes at maturity (excluding the final interest payment, if any).

The “Final Index Level” will equal the Closing Level of the Underlying Index on the Final Valuation Date.

The “Initial Index Level” equals 1,410.44, the Closing Level of the Underlying Index on the Pricing Date.

The “Pricing Date” means August 27, 2012, the date we priced the Notes for initial sale to the public.

The “Final Valuation Date” means the last Valuation Date (as defined below).  If the Final Valuation Date is not an Index Business Day, then the Final Valuation Date will be postponed to the immediately succeeding date which is an Index Business Day, but not past the Business Day immediately prior to the Maturity Date.  If a Market Disruption Event occurs on the Final Valuation Date, then the Final Valuation Date may be postponed as described below under the definition of “Closing Level.”

The “Downside Reference Level” equals 1,128.352, 80% of the Initial Index Level.

The “Index Performance Factor” will be a fraction equal to the Final Index Level divided by the Initial Index Level.  Because the Index Performance Factor will only be calculated if the Final Index Level is less than the Downside Reference Level, the Index Performance Factor will be less than 80%.

The “Underlying Index Publisher” is Standard & Poor’s Financial Services LLC.

The “Closing Level” means the closing level of the Underlying Index as published by the Underlying Index Publisher on any day, subject to the terms described under “—Discontinuance of the Underlying Index” and “—Alteration of Method of Calculation” below.  If the Closing Level of the Underlying Index is not available on any day that would have been an Index Business Day, or if a Market Disruption Event occurs on a day that would have been, or is, an Index Business Day, that day will be deemed to be an Index Business Day and the level of the Underlying Index for that Index Business Day, unless such day is excluded or postponed by the Calculation Agent as described below, will be the arithmetic mean, as determined by the Calculation Agent, of the closing level of the Underlying Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets Inc. (“Citigroup Global Markets”) or any of our other affiliates), but not exceeding three such dealers, as will make such closing level available to the Calculation Agent.

For purposes of determining the number of Elapsed Days and Accrued Days in the applicable Accrual Period, if a Market Disruption Event occurs on any day during the term of the Notes that would have been, or is, an Index Business Day, the Calculation Agent may exclude such day, but may not exclude more than five consecutive days on which a Market Disruption Event occurs, and such excluded day will not be an Index Business Day.  For purposes of determining the payment at maturity (excluding the final interest payment, if any), if a Market Disruption Event occurs on the Final Valuation Date, the Calculation Agent may defer the Final Valuation Date for up to five consecutive days that would have been Index Business Days on which a Market Disruption Event occurs, but not past the Business Day immediately prior to the Maturity Date.

An “Index Business Day” means a day, as determined by the Calculation Agent, on which the level of the Underlying Index or any Successor Index is calculated and published and on which securities comprising more than 80% of the level of the index on such day are capable of being traded on their primary exchanges or markets during the one-half hour before the determination of the Closing Level of the index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

A “Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

A “Market Disruption Event” means, as determined by the Calculation Agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the primary exchange or market, of accurate price, volume or related information in respect of (i) stocks which then comprise 20% or more of the level of the Underlying Index or any Successor Index, (ii) any options or futures contracts, or any options on such futures contracts, relating to the Underlying Index or any Successor Index, or (iii) any options or futures contracts relating to stocks which then comprise 20% or more of the level of the Underlying Index or any Successor Index on any exchange or market if, in each case, in the determination of the Calculation Agent, any such suspension, limitation or unavailability is material.

For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Underlying Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the Underlying Index will be based on a comparison of the portion of the level of the Underlying Index attributable to that security relative to the overall level of the Underlying Index, in each case immediately before that suspension or limitation.

Interest

Any interest payment to you will depend on the Closing Level of the Underlying Index on each Elapsed Day during the related Accrual Period, as described below.  We will pay interest, if any, in cash monthly on each Interest Payment Date.

The Notes will pay a contingent monthly coupon for the applicable Accrual Period of (i) 6.50% per annum multiplied by (ii) the number of Accrual Days and divided by the number of Elapsed Days during that Accrual Period.  If on each Index Business Day during an entire Accrual Period the Closing Level of the Underlying Index is less than or equal to the Downside Reference Level, then the contingent monthly coupon for that Accrual Period will be zero, and you will not receive any interest payment on the related Interest Payment Date.  If on any Index Business Day during a particular Accrual Period the Closing Level of the Underlying Index is less than or equal to the Downside Reference Level, the contingent monthly coupon for that Accrual Period, if any, will be less, and possibly significantly less, than 6.50% per annum.  The per annum contingent monthly coupon calculated for any monthly Accrual Period is applicable only to that monthly Accrual Period; interest payments for any other monthly Accrual Period will vary and may be zero.

The interest payment amount per Note for any monthly Accrual Period will equal the product of $1,000 and the per annum contingent monthly coupon applicable to that monthly Accrual Period divided by 12.

The structure of the interest payments on the Notes differs from notes that bear interest at a fixed rate.  You should understand how the contingent monthly coupon calculations work in connection with your investment in the Notes.

Interest, if any, will be payable monthly on each Interest Payment Date to the persons in whose names the Notes are registered at the close of business on the Business Day preceding that Interest Payment Date (each, a “Regular Record Date”).

The “Issue Date” means August 30, 2012.

The “Accrual Period” means the one month period from but excluding the Pricing Date to and including the first Valuation Date, and each successive one month period from but excluding a Valuation Date to and including the next Valuation Date.

The “Interest Payment Dates” will be the third Business Day following each Valuation Date, except that the final Interest Payment Date will be the Maturity Date.

The “Valuation Dates” will be the 27th of each month, beginning September 27, 2012.  If any Valuation Date is not an Index Business Day, then that Valuation Date will be postponed to the immediately succeeding date which is an Index Business Day, but not past the Business Day immediately prior to the Maturity Date.

An “Accrual Day” means an Elapsed Day on which the Closing Level of the Underlying Index is greater than the Downside Reference Level.

An “Elapsed Day” means each Index Business Day during the relevant Accrual Period.

Hypothetical Amounts Payable

The diagram below illustrates the hypothetical payment at maturity per Note (excluding the final interest payment, if any) for a range of hypothetical percentage changes in the closing level of the underlying index from the initial index level to the final index level.

The table below presents examples of hypothetical monthly interest payments per Note based on the number of Elapsed Days and Accrual Days in a related Accrual Period.  For illustrative purposes, the table assumes an Accrual Period that contains 22 Elapsed Days.  The example below is for purposes of illustration only and would provide different results if different assumptions were made.

The actual interest payments will depend on the actual number of Elapsed Days during the relevant Accrual Period and the actual Closing Level of the Underlying Index on each such Elapsed Day. The applicable contingent monthly coupon for each Accrual Period will be determined on a per-annum basis but will apply only to that Accrual Period.

Hypothetical Number of Accrual Days During an Accrual Period	Hypothetical Contingent Monthly Coupon per Annum	Hypothetical Monthly Interest Payment per Note
0	0.000%	$0.00
1	0.295%	$0.25
5	1.477%	$1.23
10	2.955%	$2.46
15	4.432%	$3.69
20	5.909%	$4.92
22	6.500%	$5.42

Discontinuance of the Underlying Index

If the Underlying Index Publisher discontinues publication of the Underlying Index or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Underlying Index, then the level of the Underlying Index will be determined by reference to the level of that index, which we refer to as a “successor index.”

Upon any selection by the Calculation Agent of a successor index, the Calculation Agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.

If the Underlying Index Publisher discontinues publication of the Underlying Index and a successor index is not selected by the Calculation Agent or is no longer published on any date of determination of the level of the Underlying Index, the level to be substituted for the Underlying Index for that date will be a level computed by the Calculation Agent for that date in accordance with the procedures last used to calculate the Underlying Index prior to any such discontinuance.

If a successor index is selected or the Calculation Agent calculates a level as a substitute for the Underlying Index as described above, the successor index or level will be substituted for the Underlying Index for all purposes.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Underlying Index may adversely affect the value of the Notes.  All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on us, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the Underlying Index or a successor index is changed in any material respect, or if the Underlying Index or a successor index is in any other way modified so that the level of the Underlying Index or the successor index does not, in the opinion of the Calculation Agent, fairly represent the level of that index had the changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to the Underlying Index or the successor index as if the changes or modifications had not been made, and calculate the level of the index with reference to the Underlying Index or the successor index. Accordingly, if the method of calculating the Underlying Index or the successor index is modified so that the level of the Underlying Index or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust that index in order to arrive at a level of the index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to the Notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the date of such acceleration were the Final Valuation Date.  For purposes of the immediately preceding sentence, the portion of the payment at maturity attributable to the final interest payment will be calculated based on the number of Elapsed Days that have occurred in the current Accrual Period up to and including the date of acceleration, prorated for the number of calendar days that have passed relative to 30 calendar days.  See “—Payment at Maturity” above.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date of the Notes through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 3.3% per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC.  The Bank of New York Mellon, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

The CUSIP number for the Notes is 1730T0YJ2. The ISIN for the Notes is US1730T0YJ23.

Calculation Agent

The “Calculation Agent” for the Notes will be Citigroup Global Markets, an affiliate of Citigroup Funding. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE S&P 500® INDEX

General

Unless otherwise stated, we have derived all information regarding the S&P 500® Index provided in this pricing supplement, including, without limitation, its composition, method of calculation and changes in components, from publicly available sources. Such information reflects the policies of, and is subject to change by, Standard & Poor’s Financial Services LLC (“S&P”).  S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P 500® Index at any time.   None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets or the trustee has independently verified the accuracy or completeness of any such publicly available information.

The S&P 500® Index is part of the S&P Indices business.  The McGraw-Hill Companies, Inc., the owner of the S&P Indices business, and CME Group Inc., the 90% owner of CME Indices, recently entered into a new joint venture, S&P/Dow Jones Indices, which now owns the S&P Indices business and the Dow Jones Indexes business.

The S&P 500® Index is published by S&P and is intended to provide a performance benchmark for the large capitalization segment of the U.S. equity markets. The calculation of the value is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The weighting and composition of the index components are updated periodically so that, in the judgment of S&P, the S&P 500® Index reflects the performance of the U.S. equity markets.

As of August 27, 2012, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 75% of the U.S. equities market. S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of August 27, 2012, the 500 companies included in the S&P 500® Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the percentage of companies currently included in such sectors indicated in parentheses): Consumer Discretionary (10.93%), Consumer Staples (11.15%), Energy (11.24%), Financials (14.35%), Health Care (11.75%), Industrials (10.19%), Information Technology (20.33%), Materials (3.32%), Telecommunication Services (3.20%) and Utilities (3.55%). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

THE S&P 500® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT.

Computation of the S&P 500® Index

On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float-adjusted formula, and on September 16, 2005, S&P completed the full float adjustment of the S&P 500® Index. S&P’s criteria for selecting stocks for the S&P 500® Index were not changed by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors and not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•  holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•  holdings by governmental entities, including all levels of government in the United States or foreign countries; and

•  holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index will then be calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total market value of all S&P 500® component stocks relative to the S&P 500® Index’s base period of 1941-43 (the “base period”).

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total market value of the S&P 500® component stocks during the base period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the S&P 500® component stocks by a number called the index divisor. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index (“index maintenance”).

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All index divisor adjustments are made after the close of trading. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require index divisor adjustments.

Historical Data on the S&P 500® Index

The following table sets forth the published high, low and end-of-quarter Closing Levels of the S&P 500® Index for each quarter in the period from January 3, 2007 through August 27, 2012. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  Historical data on the S&P 500® Index are not indicative of the future performance of the S&P 500® Index or what the value of the Notes or any payments to you on the Notes may be.

	High	Low	Period End
2007
Quarter
First	1,459.68	1,374.12	1,420.86
Second	1,539.18	1,424.55	1,503.35
Third	1,553.08	1,406.70	1,526.75
Fourth	1,565.15	1,407.22	1,468.36
2008
Quarter
First	1,447.16	1,273.37	1,322.70
Second	1,426.63	1,278.38	1,280.00
Third	1,305.32	1,106.39	1,166.36
Fourth	1,161.06	752.44	903.25
2009
Quarter
First	934.70	676.53	797.87
Second	946.21	811.08	919.32
Third	1,071.66	879.13	1,057.08
Fourth	1,127.78	1,025.21	1,115.10
2010
Quarter
First	1,174.17	1,056.74	1,169.43
Second	1,217.28	1,030.71	1,030.71
Third	1,148.67	1,022.58	1,141.20
Fourth	1,225.85	1,137.03	1,187.76
2011
Quarter
First	1,276.56	1,269.75	1,274.48
Second	1,363.61	1,265.42	1,320.64
Third	1,353.22	1,119.46	1,131.42
Fourth	1,285.09	1,099.23	1,257.60
2012
Quarter
First	1,416.51	1,277.06	1,408.47
Second	1,419.04	1,278.04	1,362.16
Third (through August 27, 2012)	1,418.16	1,334.76	1,410.44

On August 27, 2012, the Closing Level of the Underlying Index was 1,410.44.

The following graph illustrates the historical performance of the S&P 500® Index based on the Closing Level thereof on each day such levels were available from January 3, 2007 through August 27, 2012.

License Agreement

S&P and Citigroup Global Markets, an affiliate of Citigroup Funding, have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial products, including the Notes.

The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this pricing supplement.

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. S&P’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P 500® Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding, its affiliates or the Notes. S&P has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the Notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND CITIGROUP FUNDING.”

All disclosures contained in this pricing supplement regarding the S&P 500® Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by S&P. None of Citigroup Funding, Citigroup, Citigroup Global Markets or the trustee has independently verified such information.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated August 26, 2011 among Citigroup Funding Inc., Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $3,500,000 aggregate stated principal amount of Notes (3,500 Notes) for $970.00 per Note (as described in this paragraph), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc.  Citigroup Global Markets proposes to offer the Notes to selected broker-dealers at the public offering price less a selling concession of $30.00 per Note.  If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

In order to hedge its obligations under the Notes, Citigroup Funding has entered into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The Inclusion of Underwriting Fees and Projected Profit From Hedging in the Issue Price Is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

The Notes will not be listed on any exchange.

Citigroup Global Markets is an affiliate of Citigroup Funding.  Accordingly, the offering will conform to the requirements set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the Notes, either directly or indirectly, without the prior written consent of the client.

ERISA MATTERS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, “ERISA Plans”) should consider the fiduciary standards of ERISA in the context of the ERISA Plan’s particular circumstances before authorizing an investment in the Notes.  Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, (the “Code”) prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, “Plans”), from engaging in certain transactions involving the “plan’s assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under Section 4975 of the Code (in either case, “Parties in Interest”) with respect to such Plans.  As a result of our business, we, and our current and future affiliates, may be Parties in Interest with respect to many Plans.  Where we (or our affiliate) are a Party in Interest with respect to a Plan (either directly or by reason of our ownership interests in our directly or indirectly owned subsidiaries), the purchase and holding of the Notes by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Certain prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Notes.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of the Notes and related lending transactions, provided that neither the issuer of the Notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less than, adequate consideration in connection with the transaction (the so-called “service provider exemption”).  There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the Notes and assets of a Plan.

Accordingly, the Notes may not be purchased or held by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service-provider exemption or there is some other basis on which the purchase and holding of the Notes will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.  Each purchaser or holder of the Notes or any interest therein will be deemed to have represented by its purchase or holding of the Notes that (a) it is not a Plan and its purchase and holding of the Notes is not made on behalf of or with “plan assets” of any Plan or (b) its purchase and holding of the Notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Certain governmental plans (as defined in Section 3(32) of ERISA), church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to these “prohibited transaction” rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations (“Similar Laws”).  Accordingly, each such purchaser or holder of the Notes shall be required to represent (and deemed to have represented by its purchase of the Notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14, the service provider exemption or some other basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

The Notes are contractual financial instruments.  The financial exposure provided by the Notes is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the Notes.  The Notes have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the Notes.

Each purchaser or holder of any Notes acknowledges and agrees that:

(i)     the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the Notes, (B) the purchaser or holder’s investment in the Notes, (C) the holding of the Notes, or (D) the exercise of or failure to exercise any rights we have under or with respect to the Notes;

(ii)     we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the Notes and (B) all hedging transactions in connection with our obligations under the Notes;

(iii)    any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)    our interests are adverse to the interests of the purchaser or holder; and

(v)     neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the Notes has exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of the Notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws.  The sale of any Notes to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement, or that such an investment is appropriate for Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.

UNITED STATES FEDERAL TAX CONSIDERATIONS

Prospective investors should note that the discussion under the section called “Certain United States Federal Income Tax Considerations” in the accompanying prospectus supplement does not apply to the Notes issued under this pricing supplement and is superseded by the following discussion.

The following is a discussion of the material U.S. federal income and certain estate tax consequences of the ownership and disposition of the Notes.  It applies only to an initial holder of a Note that purchases the Note for cash at its stated principal amount and holds the Note as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).  It does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•           certain financial institutions;

•           dealers or traders subject to a mark-to-market method of tax accounting with respect to the Notes;

•           investors holding the Notes as part of a “straddle,” conversion transaction or constructive sale transaction;

•           U.S. Holders (defined below) whose functional currency is not the U.S. dollar;

•           entities classified as partnerships for U.S. federal income tax purposes;

•           regulated investment companies;

•           tax-exempt entities, including an “individual retirement account” or “Roth IRA”; and

•           persons subject to the alternative minimum tax.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.  Partnerships holding Notes and partners in such partnerships should consult their tax advisers as to the particular U.S. federal tax consequences of holding and disposing of Notes.

As the law applicable to the U.S. federal taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein, possibly with retroactive effect.

Tax Treatment of the Notes

Due to the absence of statutory, judicial or administrative authorities that directly address the U.S. federal tax treatment of the Notes or similar instruments, significant aspects of the treatment of an investment in the Notes are uncertain. In connection with any information reporting requirements we may have in respect of the Notes under applicable law, we intend (in the absence of an administrative determination or judicial ruling to the contrary) to treat a Note as a put option (the “Put Option”) written by the holder with respect to the underlying index, secured by a cash deposit with a principal amount equal to the stated principal amount of the Note (the “Deposit”).  In the opinion of our tax counsel, Davis Polk & Wardwell LLP, which is based on current market conditions, this treatment of the Notes is reasonable under current law; however, our tax counsel has advised us that due to the lack of any controlling legal authority it is unable to conclude affirmatively that this treatment is more likely than not to be upheld, and that alternative treatments are possible. Under this treatment:

•           a portion of each coupon payment will be attributable to interest on the Deposit; and

•           the remainder will represent option premium attributable to the holder’s grant of the Put Option (with respect to each coupon payment received and, collectively, all coupon payments received, “Put Premium”).

We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with this treatment.  Accordingly, potential investors should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the Notes and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Unless otherwise stated, the following discussion is based on the treatment of each Note as a Put Option and a Deposit.

Tax Consequences to U.S. Holders

This section applies only to U.S. Holders.  As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•           a citizen or individual resident of the United States;

•           a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•           an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Coupon Payments.  Based on current market conditions, the Deposit should be treated as a “variable rate debt instrument.” Under this treatment, interest on the Deposit will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received (in accordance with the holder’s method of tax accounting).  The Put Premium will not be taken into account until maturity or earlier sale or exchange of the Notes.  We will treat 56.10% of each coupon payment as interest on the Deposit and 43.90% as Put Premium for each Note.

Sale or Exchange Prior to Maturity. Upon a sale or exchange of a Note prior to maturity, a U.S. Holder should apportion the amount realized between the Deposit and the Put Option based on their respective values on the date of sale or exchange.  Except with respect to amounts attributable to accrued interest on the Deposit, which will be treated as such, a U.S. Holder should recognize gain or loss with respect to the Deposit in an amount equal to the difference between (i) the amount realized that is apportioned to the Deposit (the “Deposit Value”) and (ii) the U.S. Holder’s basis in the Deposit (i.e., the stated principal amount of the Note).  Such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year, and short-term capital gain or loss otherwise.

Any difference between the amount realized on the sale or exchange and the Deposit Value will be apportioned to the Put Option.  If the Deposit Value exceeds the amount realized upon the sale or exchange of a Note, a U.S. Holder will be treated as having made a payment equal to such excess in exchange for the purchaser’s assumption of the Put Option.  The U.S. Holder will recognize gain or loss in respect of the Put Option in an amount equal to the total Put Premium previously received by the U.S. Holder, decreased by the amount deemed to be paid by the U.S. Holder, or increased by the amount deemed to be paid to the U.S. Holder, in exchange for the purchaser’s assumption of the Put Option.  This gain or loss will be short-term capital gain or loss.

Tax Treatment at Maturity. The coupon payment received at maturity will be treated as described above under “Coupon Payments.”

If a U.S. Holder receives the stated principal amount of a Note (without taking into account the final coupon payment), the Put Option will be deemed to have expired unexercised, in which case the U.S. Holder will recognize short-term capital gain in an amount equal to the sum of all Put Premium received, including the Put Premium received at maturity.

If a U.S. Holder receives an amount that (without taking into account the final coupon payment) is less than the stated principal amount of the Note, the Put Option will be deemed to have been exercised and the U.S. Holder will be deemed to have applied the Deposit toward the cash settlement of the Put Option. In this case, the U.S. Holder will recognize gain or loss with respect to the Put Option in an amount equal to the difference between (i) the total Put Premium received (including the Put Premium received at maturity) and the cash the U.S. Holder receives at maturity, excluding the final coupon payment, and (ii) the Deposit. This gain or loss will be short-term capital gain or loss.

Possible Alternative Tax Treatments of an Investment in the Notes

Alternative U.S. federal income tax treatments of the Notes are possible that, if applied, could materially and adversely affect the timing and/or character of income, gain or loss with respect to the Notes.  It is possible, for example, that the Notes could be treated in their entirety as debt instruments issued by us.  Under this treatment, the Notes would be governed by Treasury regulations relating to the taxation of contingent payment debt instruments.  In that event, regardless of the U.S. Holder’s tax accounting method, in each year that the U.S. Holder held the Notes the U.S. Holder would be required to accrue income, subject to certain adjustments, based on our comparable yield for similar non-contingent debt, determined as of the time of issuance of the Notes.  In addition, any gain on the sale, exchange or settlement of the Notes would be treated as ordinary income.  It is also possible that the entire coupon on the Notes could be treated as income to a U.S. Holder at the time received or accrued.

Other possible U.S. federal income tax treatments of the Notes could also affect the timing and character of income or loss with respect to the Notes.  In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  While it is not clear whether the Notes would be viewed as similar to the typical prepaid forward contract described in the notice, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.

Moreover, in light of the uncertain treatment of the Notes, it is possible that other persons having withholding or information reporting responsibility in respect of the Notes may treat a Note differently, for instance, by treating the entire coupon payment as ordinary income at the time received or accrued by a holder.

U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented the notice described above.

Tax Consequences to Non-U.S. Holders

This section applies only to Non-U.S. Holders.  As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•        an individual who is classified as a nonresident alien;

•        a foreign corporation; or

•        a foreign trust or estate.

The term “Non-U.S. Holder” does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes or certain former citizens or residents of the United States.  Such holders should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the Notes.

Under the tax treatment described above under “—Tax Treatment of the Notes,” a Non-U.S. Holder of the Notes generally should not be subject to U.S. federal withholding or income tax in respect of payments on the Notes or amounts received on the sale, exchange or retirement of the notes, provided that (i) income or gain in respect of the Notes is not effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States, and (ii) the Non-U.S. Holder (or a financial institution holding the Notes on behalf of the Non-U.S. Holder) furnishes to the applicable withholding agent an appropriate IRS Form W-8 certifying under penalties of perjury that the beneficial owner is not a U.S. person.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  While it is not clear whether the Notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might materially and adversely affect the withholding tax consequences of an investment in the Notes, possibly with retroactive effect.  Accordingly,  Non-U.S. Holders should consult their tax advisers regarding the issues presented by the notice.

While we currently do not intend to withhold on payments on the Notes to Non-U.S. Holders, in light of the uncertain treatment of the Notes other persons having withholding or information reporting responsibility in respect of the Notes may treat some or all of each coupon payment on a Note as subject to withholding tax at a rate of 30%.  Moreover, it is possible that, in light of further guidance, we may determine that we are required to withhold at a rate of 30% on coupon payments on the Notes.  If withholding tax applies to the Notes, we will not be required to pay additional amounts with respect to any amounts so withheld.

If the Non-U.S. Holder is engaged in a U.S. trade or business, and if income or gain from the Notes is effectively connected with the conduct of that trade or business, the Non-U.S. Holder generally will be subject to regular U.S. federal income tax with respect to that income or gain in the same manner as if the Non-U.S. Holder were a U.S. Holder, unless an applicable income tax treaty provides otherwise.  Non-U.S. Holders to which this paragraph may apply should consult their tax advisers regarding other U.S. tax consequences of the ownership and disposition of the Notes, including, if the Non-U.S. Holder is a corporation, the possible imposition of a 30% branch profits tax.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property subject to U.S. federal estate tax.  Prospective investors that are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of an investment in the Notes.

Information Reporting and Backup Withholding

Payments on the Notes and amounts received on the sale, exchange or retirement of the notes may be subject to information reporting and, if the holder fails to provide certain identifying information (such as an accurate taxpayer identification number in the case of a U.S. Holder) or meet certain other conditions, may also be subject to backup withholding at the rate specified in the Code.  A Non-U.S. Holder (or a financial institution holding the Notes on behalf of the Non-U.S. Holder) that provides the applicable withholding agent with the appropriate IRS Form W-8 will generally establish an exemption from backup withholding.  Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against the holder’s U.S. federal income tax liability, provided the relevant information is timely furnished to the IRS.

The preceding discussion constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the Notes.

Prospective investors should consult their tax advisers regarding all aspects of the U.S. federal income and estate tax consequences of an investment in the Notes and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

VALIDITY OF THE NOTES

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to Citigroup Funding Inc., when the Notes offered by this pricing supplement have been executed and issued by Citigroup Funding Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such Notes and the related guarantee of Citigroup Inc. will be valid and binding obligations of Citigroup Funding Inc. and Citigroup Inc. respectively, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the Notes.

In giving this opinion, Davis Polk & Wardwell LLP has assumed the legal conclusions expressed in the opinion set forth below of Douglas C. Turnbull, Associate General Counsel—Capital Markets and Corporate Reporting of Citigroup Inc. and counsel to Citigroup Funding Inc.  In addition, this opinion is subject to the assumptions set forth in the letter of Davis Polk & Wardwell LLP dated April 26, 2012, which has been filed as an exhibit to a Current Report on Form 8-K filed by Citigroup Inc. on April 26, 2012, that the indenture has been duly authorized, executed and delivered by, and is a valid, binding and enforceable agreement of the trustee and that none of the terms of the Notes nor the issuance and delivery of the Notes and the related guarantee, nor the compliance by Citigroup Funding Inc. and Citigroup Inc. with the terms of the Notes and the related guarantee respectively, will result in a violation of any provision of any instrument or agreement then binding upon Citigroup Funding Inc. and Citigroup Inc., as applicable, or any restriction imposed by any court or governmental body having jurisdiction over Citigroup Funding Inc. and Citigroup Inc., as applicable.

In the opinion of Douglas C. Turnbull, Associate General Counsel—Capital Markets and Corporate Reporting of Citigroup Inc. and counsel to Citigroup Funding Inc., (i) the Board of Directors (or a duly authorized committee thereof) of Citigroup Funding Inc. has duly established the terms of the Notes offered by this pricing supplement and duly authorized the issuance and sale of such Notes and such authorization has not been modified or rescinded; (ii) each of Citigroup Funding Inc. and Citigroup Inc. is validly existing and in good standing under the laws of the State of Delaware; (iii) the indenture dated as of June 1, 2005, among Citigroup Funding Inc., as issuer, Citigroup Inc., as guarantor, and The Bank of New York Mellon, as successor trustee to JPMorgan Chase Bank, N.A., has been duly authorized, executed, and delivered by Citigroup Funding Inc. and Citigroup Inc.; and (iv) the execution and delivery of such indenture by Citigroup Funding Inc. and Citigroup Inc. and of the Notes offered by this pricing supplement by Citigroup Funding Inc., and the performance by each such party of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents.  This opinion is given as of the date of this pricing supplement and is limited to the General Corporation Law of the State of Delaware.

Douglas C. Turnbull, or other internal attorneys with whom he has consulted, have examined and are familiar with originals, or copies certified or otherwise identified to his satisfaction, of such corporate records of Citigroup Funding Inc. and Citigroup Inc., certificates or documents as he has deemed appropriate as a basis for the opinions expressed above. In such examination, he or such persons have assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Funding Inc. or Citigroup Inc.), the authenticity of all documents submitted to him or such persons as originals, the conformity to original documents of all documents submitted to him or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

We are responsible for the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.
____________________ TABLE OF CONTENTS
Citigroup Funding Inc.

Medium-Term Notes, Series D

Buffered Range Accrual Notes
Linked to the S&P 500® Index

due August 31, 2017

($1,000 Principal Amount per Note)
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed
by Citigroup Inc.

Pricing Supplement

August 27, 2012
(Including Prospectus Supplement dated
May 12, 2011 and Prospectus dated
May 12, 2011)

Page
Pricing Supplement
Summary Information-Q&A	PS-2
Final Terms	PS-6
Risk Factors Relating to the Notes	PS-8
Description of the Notes	PS-12
Description of the S&P 500® Index	PS-18
Plan of Distribution; Conflicts of Interest	PS-22
ERISA Matters	PS-23
United States Federal Tax Considerations	PS-25
Validity of the Notes	PS-29

Prospectus Supplement
Risk Factors	S-3
Important Currency Information	S-7
Description of the Notes	S-8
Certain United States Federal Income Tax Considerations	S-34
Plan of Distribution; Conflicts of Interest	S-41
Validity of the Notes	S-42
ERISA Matters	S-42

Prospectus
Prospectus Summary	1
Forward-Looking Statements	8
Citigroup Inc.	8
Citigroup Funding Inc.	8
Use of Proceeds and Hedging	9
European Monetary Union	10
Description of Debt Securities	10
Description of Index Warrants	21
Description of Debt Security and Index Warrant Units	24
Plan of Distribution; Conflicts of Interest	25
ERISA Matters	28
Legal Matters	28
Experts	28